

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2015

Via E-mail
Wanjun Xie
President
Lemont Inc
135-50 Roosevelt Ave., 308
Flushing, NY 11354

> **Re: Lemont Inc**
> **Offering Statement on Form 1-A**
> **Filed February 18, 2015**
> **File No. 024-10437**

Dear Mr. Xie:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please send all amendments to the following address: Filer Desk – Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549.

Part I – Notification, page 2

2.   We note your disclosure on page 3 that you do not have any affiliates. We also note your disclosure that Lansdale Inc owns 90% of your shares. As a result, it would appear that Lansdale Inc is an affiliate. Please list Lansdale Inc as an affiliate or advise.

3.   We note your disclosure on page 5 of your Offering Statement that 5% of your shares will be offered on exchanges. Please tell us which exchanges you plan on listing your

shares. Please also detail how you intend on listing your shares for trading on an exchange without an effective registration statement or advise.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 5

4.   We note that you have included a Subscription Agreement signed by Lansdale Inc on December 31, 2014 as Exhibit 1.1. Please revise to disclose the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available, or advise.

Item 6. Other Present or Proposed Offerings, page 5

5.   We note your disclosure that 360,000,000 shares will be offered to "special corporations and individuals." We also note your disclosure on page 5 of your Offering Statement that 340,000,000 shares will be sold to Lansdale Inc, and 20,000,000 shares will be sold to Mr. Jie Du. Please tell us whether Lemont and Jie Du are among the special corporations and individuals.

6.   We note your disclosure of other present or proposed offerings indicating 360,000,000 Class A common shares will be offered to special corporations and individuals and 20,000,000 Class A common shares will be sold in public market. Please clarify if this is an offering that is in addition to the 380,000,000 shares that are a part of your proposed offering on Form 1-A. If this is an additional offering, please tell us whether you plan on amending your Certificate of Incorporation to authorize additional shares.

Item 7. Marketing Arrangements, page 5

7.   We note your disclosure that you do not have an underwriter or dealer. We also note your disclosure that Lansdale Inc will stabilize the market for any of the securities to be offered. Please explain to us why you do not view Lansdale Inc as an underwriter or dealer.

Part II – Offering Circular

8.   We note that it appears that you have used Offering Circular Model A for your disclosure. Please refer to the General Instructions of Model A, which indicates that: "Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety." It does not appear that you have complied with the General Instructions to Model A. For example only, it does not appear that you have provided certain notes required by the Risk Factors, Business and Use of Proceeds sections. Please revise accordingly or advise.

9.   Please remove the X next to the reference that indicates that the company has shown a profit in the last fiscal year given that the company's current financial statements present a loss position.

Risk Factors, page 9

10.   We note that management beneficially owns a significant portion of your securities. Please include risk factor disclosure of management's ability to exercise significant control over the company.

Business and Properties, page 11

11.   Please discuss how the company plans on holding or trading gold and silver.

12.   We note your risk factor on page 10 that you will use no more than a 50:1 leverage ratio in making trades. Please discuss the degree to which you intend on leveraging your trades and the factors you will consider before making leveraged trades.

13.   We note your disclosure that CDPF will allow you to use your office and equipment for free for three years. We note that in return you will donate some of your profits to CDPF. Please revise to indicate that the use of your office and equipment is not free and disclose what percentage of your proceeds will be given in exchange to CDPF, or advise.

Plan of Operations and Milestones, page 14

14.   Please revise this section to present it in the format provided by Question 4(a) of Model A or advise.

15.   Please revise this section to state the probable consequences to the company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the company's liquidity in view of the company's then anticipated level of operating costs. Refer to Question 4(b) of Model A for guidance.

Use of Proceeds, page 19

16.   Please explain in more detail the 6% interest ratio and how that relates to Lansdale Inc.

Financial Statements

General

17. Please ensure the mathematical accuracy of your financial statements within your amended filing.

Condensed Balance Sheets, page 31

18. Please clarify whether the "capital isn't in place" line item represents a stock subscription receivable from Lansdale, Inc. and, if so, revise the line item description on the balance sheet and others areas in the document where it has been discussed to reflect this fact. Additionally, please show the corresponding amount related to this line item as a debit and or negative on the face of the balance sheet.

19. We note your inclusion of offering costs against proceeds in equity on your balance sheet and the same offering costs as an expense on your statement of income. Please tell us how you determined it was appropriate to include offering costs against proceeds on your balance sheet as it appears most of these costs relate to previous filings that were abandoned. Cite all relevant accounting literature within your response.

Condensed Statement of Income, page 32

20. We note that the interest earned amount on the stock subscription receivable has been included in your revenue line item and again in the interest and other income (expense) line item. Please clarify. Additionally, tell us how you determined it was appropriate to record the interest earned as revenue as opposed to an equity transaction. Cite all relevant accounting literature within your response.

Statement of Stockholders' Equity, page 33

21. Please revise to include a column that shows the stock subscription receivable.

Condensed Statements of Cash Flows, page 34

22. Please revise to include the cash received from sales of your common stock.

Part III – Exhibits

23. Please include a legal opinion as exhibit 11 as required under Item 2 of Part III of Form 1-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for acceleration. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Robert Telewicz, Senior Staff Accountant, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel